UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Actuate Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.000001 per share

(Title of Class of Securities)

005083100

(CUSIP Number)

Bios Equity Partners, LP 1751 River Run, Suite 400 Fort Worth, Texas 76107 Tel: (817) 984-9197	Polsinelli PC 2950 N. Harwood Street, Suite 2100 Dallas, Texas 75201 Attn: Rick Jordan Tel: (214) 397-0030

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 14, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 005083100	Page 2 of 43 Pages

1	NAME OF REPORTING PERSONS BIOS FUND I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 525,797 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 525,797 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 525,797 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 525,797 shares of common stock of the Issuer, par value $0.000001 per share (“Shares”), directly held by Bios Fund I, LP (“Bios Fund I”) as of the date hereof.

(2) Based on 19,111,636 Shares, which includes (i) 16,311,636 Shares outstanding as of March 31, 2024, as reported in the prospectus filed by the Issuer pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on August 13, 2024 (the “Prospectus”) (after giving effect to the reverse stock split and the automatic conversion of shares of redeemable convertible preferred stock, convertible notes and warrants, as disclosed in the Prospectus), and (ii) 2,800,000 Shares issued by the Issuer during its initial public offering (“IPO”), as disclosed in the Issuer’s Current Report on Form 8-K filed on August 14, 2024 (the “Form 8-K”).

CUSIP No: 005083100	Page 3 of 43 Pages

1	NAME OF REPORTING PERSONS BIOS FUND I QP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 307,538 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 307,538 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 307,538 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 307,538 Shares, directly held by Bios Fund I QP, LP (“Bios Fund I QP”) as of the date hereof.

(2) Based on 19,111,636 Shares, which includes (i) 16,311,636 Shares outstanding as of March 31, 2024, as reported in the Prospectus (after giving effect to the reverse stock split and the automatic conversion of shares of redeemable convertible preferred stock, convertible notes and warrants, as disclosed in the Prospectus), and (ii) 2,800,000 Shares issued by the Issuer during its IPO, as disclosed in the Form 8-K.

CUSIP No: 005083100	Page 4 of 43 Pages

1	NAME OF REPORTING PERSONS BP DIRECTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 116,801 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 116,801 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,801 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 84,917 Shares and (ii) 31,884 Shares issuable upon exercise of stock options, which are exercisable or will be immediately exercisable within 60 days of the date hereof, directly held by BP Directors, LP (“BP Directors”) as of the date hereof.

(2) Based on 19,143,520 Shares, which includes (i) 16,311,636 Shares outstanding as of March 31, 2024, as reported in the Prospectus (after giving effect to the reverse stock split and the automatic conversion of shares of redeemable convertible preferred stock, convertible notes and warrants, as disclosed in the Prospectus), (ii) 2,800,000 Shares issued by the Issuer during its IPO, as disclosed in the Form 8-K and (iii) 31,884 Shares issuable upon exercise of stock options held by BP Directors.

CUSIP No: 005083100	Page 5 of 43 Pages

1	NAME OF REPORTING PERSONS BIOS EQUITY PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 950,136 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 950,136 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,136 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of (i) 525,797 Shares directly held by Bios Fund I, (ii) 307,538 Shares directly held by Bios Fund I QP and (iii) 84,917 Shares directly held by BP Directors, in each case (i-iii), as of the date hereof, and (iv) 31,884 Shares issuable upon exercise of stock options, directly held by BP Directors, which are exercisable or will be immediately exercisable within 60 days of the date hereof. Bios Equity Partners, LP (“Bios Equity I”) is the general partner of Bios Fund I, Bios Fund I QP and BP Directors. In its capacity as the general partner of these entities, Bios Equity I may be deemed to have shared voting and/or dispositive power with respect to securities directly held by these entities.

(2) Based on 19,143,520 Shares, which includes (i) 16,311,636 Shares outstanding as of March 31, 2024, as reported in the Prospectus (after giving effect to the reverse stock split and the automatic conversion of shares of redeemable convertible preferred stock, convertible notes and warrants, as disclosed in the Prospectus), (ii) 2,800,000 Shares issued by the Issuer during its IPO, as disclosed in the Form 8-K and (iii) 31,884 Shares issuable upon exercise of stock options held by BP Directors.

CUSIP No: 005083100	Page 6 of 43 Pages

1	NAME OF REPORTING PERSONS BIOS FUND II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 308,211 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 308,211 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 308,211 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of (i) 300,143 Shares and (ii) 8,068 Shares issuable upon exercise of warrants, which are exercisable or will be immediately exercisable within 60 days of the date hereof, directly held by Bios Fund II, LP (“Bios Fund II”) as of the date hereof.

(2) Based on 19,119,704 Shares, which includes (i) 16,311,636 Shares outstanding as of March 31, 2024, as reported in the Prospectus (after giving effect to the reverse stock split and the automatic conversion of shares of redeemable convertible preferred stock, convertible notes and warrants, as disclosed in the Prospectus), (ii) 2,800,000 Shares issued by the Issuer during its IPO, as disclosed in the Form 8-K and (iii) 8,068 Shares issuable upon exercise of warrants held by Bios Fund II.

CUSIP No: 005083100	Page 7 of 43 Pages

1	NAME OF REPORTING PERSONS BIOS FUND II QP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,006,788 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,006,788 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,006,788 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of (i) 980,433 Shares and (ii) 26,355 Shares issuable upon exercise of warrants, which are exercisable or will be immediately exercisable within 60 days of the date hereof, directly held by Bios Fund II QP, LP (“Bios Fund II QP”) as of the date hereof.

(2) Based on 19,137,991 Shares, which includes (i) 16,311,636 Shares outstanding as of March 31, 2024, as reported in the Prospectus (after giving effect to the reverse stock split and the automatic conversion of shares of redeemable convertible preferred stock, convertible notes and warrants, as disclosed in the Prospectus), (ii) 2,800,000 Shares issued by the Issuer during its IPO, as disclosed in the Form 8-K and (iii) 26,355 Shares issuable upon exercise of warrants held by Bios Fund II QP.

CUSIP No: 005083100	Page 8 of 43 Pages

1	NAME OF REPORTING PERSONS BIOS FUND II NT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 134,776 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 134,776 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,776 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of (i) 131,248 Shares and (ii) 3,528 Shares issuable upon exercise of warrants, which are exercisable or will be immediately exercisable within 60 days of the date hereof, directly held by Bios Fund II NT, LP (“Bios Fund II NT”) as of the date hereof.

(2) Based on 19,115,164 Shares, which includes (i) 16,311,636 Shares outstanding as of March 31, 2024, as reported in the Prospectus (after giving effect to the reverse stock split and the automatic conversion of shares of redeemable convertible preferred stock, convertible notes and warrants, as disclosed in the Prospectus), and (ii) 2,800,000 Shares issued by the Issuer during its IPO, as disclosed in the Form 8-K and (iii) 3,528 Shares issuable upon exercise of warrants held by Bios Fund II NT.

CUSIP No: 005083100	Page 9 of 43 Pages

1	NAME OF REPORTING PERSONS BIOS ACTUATE CO-INVEST I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 300,749 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 300,749 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,749 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 300,749 Shares, directly held by Bios Actuate Co-Invest I, LP (“Bios Actuate Co-Invest I”) as of the date hereof.

(2) Based on 19,111,636 Shares, which includes (i) 16,311,636 Shares outstanding as of March 31, 2024, as reported in the Prospectus (after giving effect to the reverse stock split and the automatic conversion of shares of redeemable convertible preferred stock, convertible notes and warrants, as disclosed in the Prospectus), and (ii) 2,800,000 Shares issued by the Issuer during its IPO, as disclosed in the Form 8-K.

CUSIP No: 005083100	Page 10 of 43 Pages

1	NAME OF REPORTING PERSONS BIOS EQUITY PARTNERS II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,750,524 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,750,524 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,524 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of (i) 300,143 Shares directly held by Bios Fund II, (ii) 980,433 Shares directly held by Bios Fund II QP, (iii) 131,248 Shares directly held by Bios Fund II NT, (iv) 300,749 Shares directly held by Bios Actuate Co-Invest I, in each case (i-iv), as of the date hereof, (v) 8,068 Shares issuable upon exercise of warrants directly held by Bios Fund II, (vi) 26,355 Shares issuable upon exercise of warrants directly held by Bios Fund II QP and (vii) 3,528 Shares issuable upon exercise of warrants directly held by Bios Fund II NT, in each case (v-vii), which are exercisable or will be immediately exercisable within 60 days of the date hereof. Bios Equity Partners II, LP (“Bios Equity II”) is the general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Actuate Co-Invest I. In its capacity as the general partner of these entities, Bios Equity II may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by these entities.

(2) Based on 19,149,587 Shares, which includes (i) 16,311,636 Shares outstanding as of March 31, 2024, as reported in the Prospectus (after giving effect to the reverse stock split and the automatic conversion of shares of redeemable convertible preferred stock, convertible notes and warrants, as disclosed in the Prospectus), (ii) 2,800,000 Shares issued by the Issuer during its IPO, as disclosed in the Form 8-K and (iii) 37,951 Shares issuable upon exercise of warrants collectively held by Bios Fund II, Bios Fund II QP, and Bios Fund II NT.

CUSIP No: 005083100	Page 11 of 43 Pages

1	NAME OF REPORTING PERSONS BIOS FUND III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 383,791 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 383,791 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 383,791 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 383,791 Shares directly held by Bios Fund III, LP (“Bios Fund III”) as of the date hereof.

(2) Based on 19,111,636 Shares, which includes (i) 16,311,636 Shares outstanding as of March 31, 2024, as reported in the Prospectus (after giving effect to the reverse stock split and the automatic conversion of shares of redeemable convertible preferred stock, convertible notes and warrants, as disclosed in the Prospectus), and (ii) 2,800,000 Shares issued by the Issuer during its IPO, as disclosed in the Form 8-K.

CUSIP No: 005083100	Page 12 of 43 Pages

1	NAME OF REPORTING PERSONS BIOS FUND III QP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,506,667 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,506,667 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,506,667 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 2,506,667 Shares directly held by Bios Fund III QP, LP (“Bios Fund III QP”) as of the date hereof.

(2) Based on 19,111,636 Shares, which includes (i) 16,311,636 Shares outstanding as of March 31, 2024, as reported in the Prospectus (after giving effect to the reverse stock split and the automatic conversion of shares of redeemable convertible preferred stock, convertible notes and warrants, as disclosed in the Prospectus), and (ii) 2,800,000 Shares issued by the Issuer during its IPO, as disclosed in the Form 8-K.

CUSIP No: 005083100	Page 13 of 43 Pages

1	NAME OF REPORTING PERSONS BIOS FUND III NT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 404,814 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 404,814 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 404,814 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 404,814 Shares directly held by Bios Fund III NT, LP (“Bios Fund III NT”) as of the date hereof.

(2) Based on 19,111,636 Shares, which includes (i) 16,311,636 Shares outstanding as of March 31, 2024, as reported in the Prospectus (after giving effect to the reverse stock split and the automatic conversion of shares of redeemable convertible preferred stock, convertible notes and warrants, as disclosed in the Prospectus), and (ii) 2,800,000 Shares issued by the Issuer during its IPO, as disclosed in the Form 8-K.

CUSIP No: 005083100	Page 14 of 43 Pages

1	NAME OF REPORTING PERSONS BIOS ACTUATE CO-INVEST II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,094,650 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,094,650 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,094,650 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 2,094,650 Shares, directly held by Bios Actuate Co-Invest II, LP (“Bios Actuate Co-Invest II”) as of the date hereof.

(2) Based on 19,111,636 Shares, which includes (i) 16,311,636 Shares outstanding as of March 31, 2024, as reported in the Prospectus (after giving effect to the reverse stock split and the automatic conversion of shares of redeemable convertible preferred stock, convertible notes and warrants, as disclosed in the Prospectus), and (ii) 2,800,000 Shares issued by the Issuer during its IPO, as disclosed in the Form 8-K.

CUSIP No: 005083100	Page 15 of 43 Pages

1	NAME OF REPORTING PERSONS BIOS ACTUATE CO-INVEST III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 573,394 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 573,394 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 573,394 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 573,394 Shares, directly held by Bios Actuate Co-Invest III, LP (“Bios Actuate Co-Invest III”) as of the date hereof.

(2) Based on 19,111,636 Shares, which includes (i) 16,311,636 Shares outstanding as of March 31, 2024, as reported in the Prospectus (after giving effect to the reverse stock split and the automatic conversion of shares of redeemable convertible preferred stock, convertible notes and warrants, as disclosed in the Prospectus), and (ii) 2,800,000 Shares issued by the Issuer during its IPO, as disclosed in the Form 8-K.

CUSIP No: 005083100	Page 16 of 43 Pages

1	NAME OF REPORTING PERSONS BIOS EQUITY PARTNERS III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,963,316 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,963,316 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,963,316 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.2% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of (i) 383,791 outstanding Shares directly held by Bios Fund III, (ii) 2,506,667 outstanding Shares directly held by Bios Fund III QP, (iii) 404,814 outstanding Shares directly held by Bios Fund III NT, (iv) 2,094,650 outstanding Shares directly held by held by Bios Actuate Co-Invest II and (v) 573,394 outstanding Shares directly held by held by Bios Actuate Co-Invest III, in each case, as of the date hereof. Bios Equity Partners III, LP (“Bios Equity III”) is the general partner of Bios Fund III, Bios Fund III QP, Bios Fund III NT, Bios Actuate Co-Invest II and Bios Actuate Co-Invest III. In its capacity as the general partner of these entities, Bios Equity III may be deemed to have shared voting and/or dispositive power with respect to securities directly held by these entities.

(2) Based on 19,111,636 Shares, which includes (i) 16,311,636 Shares outstanding as of March 31, 2024, as reported in the Prospectus (after giving effect to the reverse stock split and the automatic conversion of shares of redeemable convertible preferred stock, convertible notes and warrants, as disclosed in the Prospectus), and (ii) 2,800,000 Shares issued by the Issuer during its IPO, as disclosed in the Form 8-K.

CUSIP No: 005083100	Page 17 of 43 Pages

1	NAME OF REPORTING PERSONS BIOS CLINICAL OPPORTUNITY FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,259,427 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,259,427 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,259,427 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 1,259,427 Shares, directly held by Bios Clinical Opportunity Fund, LP (“Bios Clinical Opportunity Fund”) as of the date hereof.

(2) Based on 19,111,636 Shares, which includes (i) 16,311,636 Shares outstanding as of March 31, 2024, as reported in the Prospectus (after giving effect to the reverse stock split and the automatic conversion of shares of redeemable convertible preferred stock, convertible notes and warrants, as disclosed in the Prospectus), and (ii) 2,800,000 Shares issued by the Issuer during its IPO, as disclosed in the Form 8-K.

CUSIP No: 005083100	Page 18 of 43 Pages

1	NAME OF REPORTING PERSONS BIOS 2024 CO-INVEST, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 125,000 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 125,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 125,000 Shares directly held by Bios 2024 Co-Invest, LP (“Bios 2024 Co-Invest”) as of the date hereof.

(2) Based on 19,111,636 Shares, which includes (i) 16,311,636 Shares outstanding as of March 31, 2024, as reported in the Prospectus (after giving effect to the reverse stock split and the automatic conversion of shares of redeemable convertible preferred stock, convertible notes and warrants, as disclosed in the Prospectus), and (ii) 2,800,000 Shares issued by the Issuer during its IPO, as disclosed in the Form 8-K.

CUSIP No: 005083100	Page 19 of 43 Pages

1	NAME OF REPORTING PERSONS BIOS EQUITY COF, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,384,427 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,384,427 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,384,427 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of (i) 1,259,427 Shares directly held by Bios Clinical Opportunity Fund and (ii) 125,000 Shares directly held by Bios 2024 Co-Invest, in each case, as of the date hereof. Bios Equity COF, LP (“Bios Equity COF”) is the general partner of Bios Clinical Opportunity Fund and Bios 2024 Co-Invest. In its capacity as the general partner of these entities, Bios Equity COF may be deemed to have shared voting and/or dispositive power with respect to securities directly held by these entities.

(2) Based on 19,111,636 Shares, which includes (i) 16,311,636 Shares outstanding as of March 31, 2024, as reported in the Prospectus (after giving effect to the reverse stock split and the automatic conversion of shares of redeemable convertible preferred stock, convertible notes and warrants, as disclosed in the Prospectus), and (ii) 2,800,000 Shares issued by the Issuer during its IPO, as disclosed in the Form 8-K.

CUSIP No: 005083100	Page 20 of 43 Pages

1	NAME OF REPORTING PERSONS CAVU MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,663,976 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,663,976 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,663,976 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of (i) 525,797 Shares directly held by Bios Fund I, (ii) 307,538 Shares directly held by Bios Fund I QP, (iii) 84,917 Shares directly held by BP Directors (iv) 300,143 Shares directly held by Bios Fund II, (v) 980,433 Shares directly held by Bios Fund II QP, (vi) 131,248 Shares directly held by Bios Fund II NT, (vii) 300,749 Shares directly held by Bios Actuate Co-Invest I, (viii) 383,791 Shares directly held by Bios Fund III, (ix) 2,506,667 Shares directly held by Bios Fund III QP, (x) 404,814 Shares directly held by Bios Fund III NT, (xi) 2,094,650 Shares directly held by Bios Actuate Co-Invest II, (xii) 573,394 Shares directly held by Bios Actuate Co-Invest III, in each case (i-xii), as of the date hereof, (xiii) 31,884 Shares issuable upon exercise of stock options, directly held by BP Directors, (xiv) 8,068 Shares issuable upon exercise of warrants directly held by Bios Fund II, (xv) 26,355 Shares issuable upon exercise of warrants directly held by Bios Fund II QP and (xvi) 3,528 Shares issuable upon exercise of warrants directly held by Bios Fund II NT, in each case (xiii-xvi), which are exercisable or will be immediately exercisable within 60 days of the date hereof. Bios Equity I is the general partner of Bios Fund I, Bios Fund I QP and BP Directors. Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Actuate Co-Invest I. Bios Equity III is the general partner of Bios Fund III, Bios Fund III QP, Bios Fund III NT, Bios Actuate Co-Invest II and Bios Actuate Co-Invest III. Cavu Management, LP (“Cavu Management”) is a general partner of Bios Equity I, Bios Equity II and Bios Equity III. In its capacity as a general partner of Bios Equity I, Bios Equity II and Bios Equity III, Cavu Management may be deemed to have shared voting and/or dispositive power with respect to securities directly held by Bios Fund I, Bios Fund I QP, BP Directors, Bios Fund II, Bios Fund II QP, Bios Fund II NT, Bios Actuate Co-Invest I, Bios Fund III, Bios Fund III QP, Bios Fund III NT, Bios Actuate Co-Invest II and Bios Actuate Co-Invest III (collectively, the “Bios Equity Entities”).

(2) Based on 19,181,471 Shares, which includes (i) 16,311,636 Shares outstanding as of March 31, 2024, as reported in the Prospectus (after giving effect to the reverse stock split and the automatic conversion of shares of redeemable convertible preferred stock, convertible notes and warrants, as disclosed in the Prospectus), (ii) 2,800,000 Shares issued by the Issuer during its IPO, as disclosed in the Form 8-K, (iii) 37,951 Shares issuable upon exercise of warrants collectively held by Bios Fund II, Bios Fund II QP and Bios Fund II NT and (iv) 31,884 Shares issuable upon exercise of stock options held by BP Directors.

CUSIP No: 005083100	Page 21 of 43 Pages

1	NAME OF REPORTING PERSONS CAVU ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,663,976 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,663,976 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,663,976 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2% (2)
14	TYPE OF REPORTING PERSON OO

(1) Consists of (i) 525,797 Shares directly held by Bios Fund I, (ii) 307,538 Shares directly held by Bios Fund I QP, (iii) 84,917 Shares directly held by BP Directors (iv) 300,143 Shares directly held by Bios Fund II, (v) 980,433 Shares directly held by Bios Fund II QP, (vi) 131,248 Shares directly held by Bios Fund II NT, (vii) 300,749 Shares directly held by Bios Actuate Co-Invest I, (viii) 383,791 Shares directly held by Bios Fund III, (ix) 2,506,667 Shares directly held by Bios Fund III QP, (x) 404,814 Shares directly held by Bios Fund III NT, (xi) 2,094,650 Shares directly held by Bios Actuate Co-Invest II, (xii) 573,394 Shares directly held by Bios Actuate Co-Invest III, in each case (i-xii), as of the date hereof, (xiii) 31,884 Shares issuable upon exercise of stock options, directly held by BP Directors, (xiv) 8,068 Shares issuable upon exercise of warrants directly held by Bios Fund II, (xv) 26,355 Shares issuable upon exercise of warrants directly held by Bios Fund II QP and (xvi) 3,528 Shares issuable upon exercise of warrants directly held by Bios Fund II NT, in each case (xiii-xvi), which are exercisable or will be immediately exercisable within 60 days of the date hereof. Bios Equity I is the general partner of Bios Fund I, Bios Fund I QP and BP Directors. Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Actuate Co-Invest I. Bios Equity III is the general partner of Bios Fund III, Bios Fund III QP, Bios Fund III NT, Bios Actuate Co-Invest II and Bios Actuate Co-Invest III. Cavu Management is a general partner of Bios Equity I, Bios Equity II and Bios Equity III. Cavu Advisors, LLC (“Cavu Advisors”) is the general partner of Cavu Management, and therefore may be deemed to have shared voting and/or dispositive power with respect to securities directly held by the Bios Equity Entities.

(2) Based on 19,181,471 Shares, which includes (i) 16,311,636 Shares outstanding as of March 31, 2024, as reported in the Prospectus (after giving effect to the reverse stock split and the automatic conversion of shares of redeemable convertible preferred stock, convertible notes and warrants, as disclosed in the Prospectus), (ii) 2,800,000 Shares issued by the Issuer during its IPO, as disclosed in the Form 8-K, (iii) 37,951 Shares issuable upon exercise of warrants collectively held by Bios Fund II, Bios Fund II QP and Bios Fund II NT and (iv) 31,884 Shares issuable upon exercise of stock options held by BP Directors.

CUSIP No: 005083100	Page 22 of 43 Pages

1	NAME OF REPORTING PERSONS BIOS CAPITAL MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,048,403 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,048,403 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,048,403 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.4% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of (i) 525,797 Shares directly held by Bios Fund I, (ii) 307,538 Shares directly held by Bios Fund I QP, (iii) 84,917 Shares directly held by BP Directors (iv) 300,143 Shares directly held by Bios Fund II, (v) 980,433 Shares directly held by Bios Fund II QP, (vi) 131,248 Shares directly held by Bios Fund II NT, (vii) 300,749 Shares directly held by Bios Actuate Co-Invest I, (viii) 383,791 Shares directly held by Bios Fund III, (ix) 2,506,667 Shares directly held by Bios Fund III QP, (x) 404,814 Shares directly held by Bios Fund III NT, (xi) 2,094,650 Shares directly held by Bios Actuate Co-Invest II, (xii) 573,394 Shares directly held by Bios Actuate Co-Invest III, (xiii) 1,259,427 Shares directly held by Bios Clinical Opportunity Fund, (xiv) 125,000 Shares directly held by Bios 2024 Co-Invest, in each case (i-xiv), as of the date hereof, (xv) 31,884 Shares issuable upon exercise of stock options, directly held by BP Directors, (xvi) 8,068 Shares issuable upon exercise of warrants directly held by Bios Fund II, (xvii) 26,355 Shares issuable upon exercise of warrants directly held by Bios Fund II QP and (xviii) 3,528 Shares issuable upon exercise of warrants directly held by Bios Fund II NT, in each case (xv-xviii), which are exercisable or will be immediately exercisable within 60 days of the date hereof. Bios Equity I is the general partner of Bios Fund I, Bios Fund I QP and BP Directors. Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Actuate Co-Invest I. Bios Equity III is the general partner of Bios Fund III, Bios Fund III QP, Bios Fund III NT, Bios Actuate Co-Invest II and Bios Actuate Co-Invest III. Bios Equity COF is the general partner of Bios Clinical Opportunity Fund and Bios 2024 Co-Invest. Bios Capital Management, LP (“Bios Management”) is a general partner of Bios Equity I, Bios Equity II, Bios Equity III and Bios Equity COF. In its capacity as a general partner of Bios Equity I, Bios Equity II, Bios Equity III and Bios Equity COF Bios Management may be deemed to have shared voting and/or dispositive power with respect to securities directly held by the Bios Equity Entities.

(2) Based on 19,181,471 Shares, which includes (i) 16,311,636 Shares outstanding as of March 31, 2024, as reported in the Prospectus (after giving effect to the reverse stock split and the automatic conversion of shares of redeemable convertible preferred stock, convertible notes and warrants, as disclosed in the Prospectus), (ii) 2,800,000 Shares issued by the Issuer during its IPO, as disclosed in the Form 8-K, (iii) 37,951 Shares issuable upon exercise of warrants collectively held by Bios Fund II, Bios Fund II QP and Bios Fund II NT and (iv) 31,884 Shares issuable upon exercise of stock options held by BP Directors.

CUSIP No: 005083100	Page 23 of 43 Pages

1	NAME OF REPORTING PERSONS BIOS ADVISORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,048,403 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,048,403 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,048,403 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.4% (2)
14	TYPE OF REPORTING PERSON OO

(1) Consists of (i) 525,797 Shares directly held by Bios Fund I, (ii) 307,538 Shares directly held by Bios Fund I QP, (iii) 84,917 Shares directly held by BP Directors (iv) 300,143 Shares directly held by Bios Fund II, (v) 980,433 Shares directly held by Bios Fund II QP, (vi) 131,248 Shares directly held by Bios Fund II NT, (vii) 300,749 Shares directly held by Bios Actuate Co-Invest I, (viii) 383,791 Shares directly held by Bios Fund III, (ix) 2,506,667 Shares directly held by Bios Fund III QP, (x) 404,814 Shares directly held by Bios Fund III NT, (xi) 2,094,650 Shares directly held by Bios Actuate Co-Invest II, (xii) 573,394 Shares directly held by Bios Actuate Co-Invest III, (xiii) 1,259,427 Shares directly held by Bios Clinical Opportunity Fund, (xiv) 125,000 Shares directly held by Bios 2024 Co-Invest, in each case (i-xiv), as of the date hereof, (xv) 31,884 Shares issuable upon exercise of stock options, directly held by BP Directors, (xvi) 8,068 Shares issuable upon exercise of warrants directly held by Bios Fund II, (xvii) 26,355 Shares issuable upon exercise of warrants directly held by Bios Fund II QP and (xviii) 3,528 Shares issuable upon exercise of warrants directly held by Bios Fund II NT, in each case (xv-xviii), which are exercisable or will be immediately exercisable within 60 days of the date hereof. Bios Equity I is the general partner of Bios Fund I, Bios Fund I QP and BP Directors. Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Actuate Co-Invest I. Bios Equity III is the general partner of Bios Fund III, Bios Fund III QP, Bios Fund III NT, Bios Actuate Co-Invest II and Bios Actuate Co-Invest III. Bios Equity COF is the general partner of Bios Clinical Opportunity Fund and Bios 2024 Co-Invest. Bios Management is a general partner of Bios Equity I, Bios Equity II, Bios Equity III and Bios Equity COF. Bios Advisors GP, LLC (“Bios Advisors”) is the general partner of Bios Management, and therefore, may be deemed to have shared voting and/or dispositive power with respect to securities directly held by the Bios Equity Entities.

(2) Based on 19,181,471 Shares, which includes (i) 16,311,636 Shares outstanding as of March 31, 2024, as reported in the Prospectus (after giving effect to the reverse stock split and the automatic conversion of shares of redeemable convertible preferred stock, convertible notes and warrants, as disclosed in the Prospectus), (ii) 2,800,000 Shares issued by the Issuer during its IPO, as disclosed in the Form 8-K, (iii) 37,951 Shares issuable upon exercise of warrants collectively held by Bios Fund II, Bios Fund II QP and Bios Fund II NT and (iv) 31,884 Shares issuable upon exercise of stock options held by BP Directors.

CUSIP No: 005083100	Page 24 of 43 Pages

1	NAME OF REPORTING PERSONS LESLIE WAYNE KREIS, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 69,375 (1)
	8	SHARED VOTING POWER 8,663,976 (2)
	9	SOLE DISPOSITIVE POWER 69,375 (1)
	10	SHARED DISPOSITIVE POWER 8,663,976 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,733,351 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.5% (3)
14	TYPE OF REPORTING PERSON IN

(1) Consists of 69,375 Shares directly held by Circle K Invesco, LP (“Circle K”), over which Mr. Kreis has sole voting and investment control. Circle K is wholly owned by Mr. Kreis.

(2) Consists of (i) 525,797 Shares directly held by Bios Fund I, (ii) 307,538 Shares directly held by Bios Fund I QP, (iii) 84,917 Shares directly held by BP Directors (iv) 300,143 Shares directly held by Bios Fund II, (v) 980,433 Shares directly held by Bios Fund II QP, (vi) 131,248 Shares directly held by Bios Fund II NT, (vii) 300,749 Shares directly held by Bios Actuate Co-Invest I, (viii) 383,791 Shares directly held by Bios Fund III, (ix) 2,506,667 Shares directly held by Bios Fund III QP, (x) 404,814 Shares directly held by Bios Fund III NT, (xi) 2,094,650 Shares directly held by Bios Actuate Co-Invest II, (xii) 573,394 Shares directly held by Bios Actuate Co-Invest III, in each case (i-xii), as of the date hereof, (xiii) 31,884 Shares issuable upon exercise of stock options, directly held by BP Directors, (xiv) 8,068 Shares issuable upon exercise of warrants directly held by Bios Fund II, (xv) 26,355 Shares issuable upon exercise of warrants directly held by Bios Fund II QP and (xvi) 3,528 Shares issuable upon exercise of warrants directly held by Bios Fund II NT, in each case (xiii-xvi), which are exercisable or will be immediately exercisable within 60 days of the date hereof. Bios Equity I is the general partner of Bios Fund I, Bios Fund I QP and BP Directors. Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Actuate Co-Invest I. Bios Equity III is the general partner of Bios Fund III, Bios Fund III QP, Bios Fund III NT, Bios Actuate Co-Invest II and Bios Actuate Co-Invest III. Cavu Management is a general partner of Bios Equity I, Bios Equity II and Bios Equity III. Cavu Advisors, an entity controlled by Mr. Kreis, is the general partner of Cavu Management. As the manager of Cavu Advisors, Mr. Kreis may be deemed to have shared voting and/or dispositive power with respect to securities directly held by the Bios Equity Entities.

(3) Based on 19,181,471 Shares, which includes (i) 16,311,636 Shares outstanding as of March 31, 2024, as reported in the Prospectus (after giving effect to the reverse stock split and the automatic conversion of shares of redeemable convertible preferred stock, convertible notes and warrants, as disclosed in the Prospectus), (ii) 2,800,000 Shares issued by the Issuer during its IPO, as disclosed in the Form 8-K, (iii) 37,951 Shares issuable upon exercise of warrants collectively held by Bios Fund II, Bios Fund II QP and Bios Fund II NT and (iv) 31,884 Shares issuable upon exercise of stock options held by BP Directors.

CUSIP No: 005083100	Page 25 of 43 Pages

1	NAME OF REPORTING PERSONS AARON GLENN LOUIS FLETCHER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 77,085 (1)
	8	SHARED VOTING POWER 10,048,403 (2)
	9	SOLE DISPOSITIVE POWER 77,085 (1)
	10	SHARED DISPOSITIVE POWER 10,048,403 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,125,488 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.8% (3)
14	TYPE OF REPORTING PERSON IN

(1) Consists of (i) 60,973 Shares directly held by Dr. Fletcher, (ii) 8,056 Shares directly held by KF Legacy Fund and (iii) 8,056 Shares directly held by MF Legacy Fund. KF Legacy Fund and MF Legacy Fund are trusts formed for the benefit of Dr. Fletcher’s children. Dr. Fletcher and his wife serve as trustees of each trust.

(2) Consists of (i) 525,797 Shares directly held by Bios Fund I, (ii) 307,538 Shares directly held by Bios Fund I QP, (iii) 84,917 Shares directly held by BP Directors (iv) 300,143 Shares directly held by Bios Fund II, (v) 980,433 Shares directly held by Bios Fund II QP, (vi) 131,248 Shares directly held by Bios Fund II NT, (vii) 300,749 Shares directly held by Bios Actuate Co-Invest I, (viii) 383,791 Shares directly held by Bios Fund III, (ix) 2,506,667 Shares directly held by Bios Fund III QP, (x) 404,814 Shares directly held by Bios Fund III NT, (xi) 2,094,650 Shares directly held by Bios Actuate Co-Invest II, (xii) 573,394 Shares directly held by Bios Actuate Co-Invest III, (xiii) 1,259,427 Shares directly held by Bios Clinical Opportunity Fund, (xiv) 125,000 Shares directly held by Bios 2024 Co-Invest, in each case (i-xiv), as of the date hereof, (xv) 31,884 Shares issuable upon exercise of stock options, directly held by BP Directors, (xvi) 8,068 Shares issuable upon exercise of warrants directly held by Bios Fund II, (xvii) 26,355 Shares issuable upon exercise of warrants directly held by Bios Fund II QP and (xviii) 3,528 Shares issuable upon exercise of warrants directly held by Bios Fund II NT, in each case (xv-xviii), which are exercisable or will be immediately exercisable within 60 days of the date hereof. Bios Equity I is the general partner of Bios Fund I, Bios Fund I QP and BP Directors. Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Actuate Co-Invest I. Bios Equity III is the general partner of Bios Fund III, Bios Fund III QP, Bios Fund III NT, Bios Actuate Co-Invest II and Bios Actuate Co-Invest III. Bios Equity COF is the general partner of Bios Clinical Opportunity Fund and Bios 2024 Co-Invest. Bios Management is a general partner of Bios Equity I, Bios Equity II, Bios Equity III and Bios Equity COF. Bios Advisors, an entity controlled by Dr. Fletcher, is the general partner of Bios Management. As the manager of Bios Advisors, Dr. Fletcher may be deemed to have shared voting and/or dispositive power with respect to securities directly held by the Bios Equity Entities.

(3) Based on 19,181,471 Shares, which includes (i) 16,311,636 Shares outstanding as of March 31, 2024, as reported in the Prospectus (after giving effect to the reverse stock split and the automatic conversion of shares of redeemable convertible preferred stock, convertible notes and warrants, as disclosed in the Prospectus), (ii) 2,800,000 Shares issued by the Issuer during its IPO, as disclosed in the Form 8-K, (iii) 37,951 Shares issuable upon exercise of warrants collectively held by Bios Fund II, Bios Fund II QP, and Bios Fund II NT and (iv) 31,884 Shares issuable upon exercise of stock options held by BP Directors.

CUSIP No: 005083100	Page 26 of 43 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.000001 per share (“Shares”), of Actuate Therapeutics, Inc, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1751 River Run, Suite 400, Fort Worth, TX 76107.

Item 2. Identity and Background.

a.	This Schedule 13D is being jointly filed by:

i.	Bios Fund I, LP, a Delaware limited partnership (“Bios Fund I”);

ii.	Bios Fund I QP, LP, a Delaware limited partnership (“Bios Fund I QP”);

iii.	BP Directors, LP, a Delaware limited partnership (“BP Directors”);

iv.	Bios Equity Partners, LP, a Texas limited partnership (“Bios Equity I”);

v.	Bios Fund II, LP, a Delaware limited partnership (“Bios Fund II”);

vi.	Bios Fund II QP, LP, a Delaware limited partnership (“Bios Fund II QP”);

vii.	Bios Fund II NT, LP, a Delaware limited partnership (“Bios Fund II NT”);

viii.	Bios Actuate Co-Invest I, LP, a Delaware limited partnership (“Bios Actuate Co-Invest I”);

ix.	Bios Equity Partners II, LP, a Texas limited partnership (“Bios Equity II”);

x.	Bios Fund III, LP, a Delaware limited partnership (“Bios Fund III”);

xi.	Bios Fund III QP, LP, a Delaware limited partnership (“Bios Fund III QP”);

xii.	Bios Fund III NT, LP, a Delaware limited partnership (“Bios Fund III NT”);

xiii.	Bios Actuate Co-Invest II, LP, a Delaware limited partnership (“Bios Actuate Co-Invest II”);

xiv.	Bios Actuate Co-Invest III, LP, a Delaware limited partnership (“Bios Actuate Co-Invest III”);

xv.	Bios Equity Partners III, LP, a Texas limited partnership (“Bios Equity III”);

xvi.	Bios Clinical Opportunity Fund, LP, a Delaware limited partnership (“Bios Clinical Opportunity Fund”);

xvii.	Bios 2024 Co-Invest, LP, a Delaware limited partnership (“Bios 2024 Co-Invest”);

xviii.	Bios Equity COF, LP, a Texas limited partnership (“Bios Equity COF”);

xix.	Cavu Management, LP, a Texas limited partnership (“Cavu Management”);

xx.	Cavu Advisors, LLC, a Texas limited liability company (“Cavu Advisors”);

xxi.	Bios Capital Management, LP, a Texas limited partnership (“Bios Management”);

CUSIP No: 005083100	Page 27 of 43 Pages

xxii.	Bios Advisors GP, LLC, a Texas limited liability company (“Bios Advisors”);

xxiii.	Leslie Wayne Kreis, Jr., a United States citizen (“Mr. Kreis”); and

xxiv.	Aaron Glenn Louis Fletcher, Ph.D., a United States citizen (“Dr. Fletcher”).

The foregoing are referred to herein collectively as the “Reporting Persons” and individually as a “Reporting Person.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described and defined in Item 6 below.

b.	The principal business address of each Reporting Person is 1751 River Run, Suite 400, Fort Worth, Texas 76107.

c.	The principal business of each Reporting person is as follows:

i.	The principal business of Bios Fund I is to invest in securities;

ii.	The principal business of Bios Fund I QP is to invest in securities;

iii.	The principal business of BP Directors is to invest in securities;

iv.	The principal business of Bios Equity I is to serve as the sole general partner of Bios Fund I, Bios Fund I QP, BP Directors and other related entities;

v.	The principal business of Bios Fund II is to invest in securities;

vi.	The principal business of Bios Fund II QP is to invest in securities;

vii.	The principal business of Bios Fund II NT is to invest in securities;

viii.	The principal business of Bios Actuate Co-Invest I is to invest in securities;

ix.	The principal business of Bios Equity II is to serve as the sole general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT, Bios Actuate Co-Invest I and other related entities;

x.	The principal business of Bios Fund III is to invest in securities;

xi.	The principal business of Bios Fund III QP is to invest in securities;

xii.	The principal business of Bios Fund III NT is to invest in securities;

xiii.	The principal business of Bios Actuate Co-Invest II is to invest in securities;

xiv.	The principal business of Bios Actuate Co-Invest III is to invest in securities;

xv.	The principal business of Bios Equity III is to serve as the sole general partner of Bios Fund III, Bios Fund III QP, Bios Fund III NT, Bios Actuate Co-Invest II, Bios Actuate Co-Invest III and other related entities;

xvi.	The principal business of Bios Clinical Opportunity Fund is to invest in securities;

xvii.	The principal business of Bios 2024 Co-Invest is to invest in securities;

CUSIP No: 005083100	Page 28 of 43 Pages

xviii.	The principal business of Bios Equity COF is to serve as the sole general partner of Bios Clinical Opportunity Fund, Bios 2024 Co-Invest and other related entities;

xix.	The principal business of Cavu Management is to serve as a general partner of Bios Equity I, Bios Equity II, Bios Equity III and other related entities;

xx.	The principal business of Bios Management is to serve as a general partner of Bios Equity I, Bios Equity II, Bios Equity III, Bios Equity COF and other related entities;

xxi.	The principal business of Cavu Advisors is to serve as the sole general partner of Cavu Management and other related entities;

xxii.	The principal business of Bios Advisors is to serve as the sole general partner of Bios Management and other related entities;

xxiii.	The principal occupation of Mr. Kreis is to serve as the sole manager of Cavu Advisors and as a co-manager of each of Bios Fund I, Bios Fund I QP, BP Directors, Bios Fund II, Bios Fund II QP, Bios Fund II NT, Bios Actuate Co-Invest I, Bios Fund III, Bios Fund III QP, Bios Fund III NT, Bios Actuate Co-Invest II, Bios Actuate Co-Invest III and other related entities; and

xxiv.	The principal occupation of Dr. Fletcher is to serve as the sole manager of Bios Advisors, Bios Clinical Opportunity Fund and Bios 2024 Co-Invest and as a co-manager of each of Bios Fund I, Bios Fund I QP, BP Directors, Bios Fund II, Bios Fund II QP, Bios Fund II NT, Bios Actuate Co-Invest I, Bios Fund III, Bios Fund III QP, Bios Fund III NT, Bios Actuate Co-Invest II, Bios Actuate Co-Invest III, and other related entities.

d.	None of the Reporting Persons who are individuals have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To the best of the Reporting Persons’ knowledge, none of their respective executive officers or directors, as applicable, have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best of the Reporting Persons’ knowledge, none of their respective executive officers or directors, as applicable, have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	The information set forth in Item 2(a) of this Schedule 13D is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference into this Item 3.

As of the date hereof, the Bios Equity Entities (as defined below) may be deemed to beneficially own an aggregate of 10,048,403 Shares, all of which were acquired on August 14, 2024 upon closing of the Issuer’s initial public offering (“IPO”), as set forth in Item 5. Bios Clinical Opportunity Fund and Bios 2024 Co-Invest acquired 375,000 and 125,000 Shares, respectively, at a price of $8.00 per share on August 14, 2024 at the closing of the IPO. The funds used by the Bios Equity Entities to acquire the securities described herein were obtained from capital contributions from their respective partners.

CUSIP No: 005083100	Page 29 of 43 Pages

Of the 10,048,403 Shares beneficially owned by the Bios Equity Entities, warrants to acquire 8,068, 26,355 and 3,528 Shares were acquired prior to the Issuer’s IPO by Bios Fund II, Bios Fund II QP and Bios Fund II NT, respectively, in connection with the acquisition of a convertible note for no additional consideration (the “Warrants”). The Warrants have an exercise price of $10.54 per share and expire upon the earliest to occur of (i) the consummation of a change in control of the Issuer and (ii) August 14, 2026, which is the two-year anniversary of the first closing of the Issuer’s IPO. Options to acquire 31,884 Shares were granted prior to the Issuer’s IPO to Mr. Fletcher and Mr. Kreis in connection with their service as directors of the Issuer, which options are held by BP Directors (the “BP Directors Options”). The BP Directors Options have an exercise price of $2.14 per share and expire on April 29, 2033.

In addition, options to acquire 15,000 Shares which were granted to Dr. Fletcher in connection with the Issuer’s IPO, which will fully vest on August 12, 2025 and will expire on August 12, 2034 (the “Fletcher Options”).

Item 4. Purpose of Transaction.

The information set forth in Items 3, 5 and 6 of this Schedule 13D is hereby incorporated by this reference in this Item 4.

The securities covered by this Schedule 13D were acquired by the Bios Equity Entities (as defined below) for investment purposes with the aim of increasing the value of their respective investments and the Issuer.

Dr. Fletcher, the general partner of Bios Management, currently serves on the Issuer’s board of directors. Therefore, Dr. Fletcher may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in subparagraphs (a) through (j) of this Item 4 of Schedule 13D.

Except as set forth above, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, as part of their ongoing evaluation of the investment described in the Schedule 13D and investment alternatives, the Reporting Persons may consider such matters in the future, and subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with management or the board of directors of the Issuer, other holders of securities of the Issuer or other third parties regarding such matters. The Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional shares of Shares or other securities of the Issuer, or sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.

Item 5. Interest in Securities of the Issuer.

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of Shares beneficially owned by the Reporting Persons.

The Reporting Persons may be deemed part of a group within the meaning of Section 13(d) of the Act. Bios Equity I is the general partner of Bios Fund I, Bios Fund I QP and BP Directors (together, the “Bios Equity I Entities”). Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Actuate Co-Invest I (collectively, the “Bios Equity II Entities”). Bios Equity III is the general partner of Bios Fund III, Bios Fund III QP, Bios Fund III NT, Bios Actuate Co-Invest II and Bios Actuate Co-Invest III (collectively, the “Bios Equity III Entities”). Bios Equity COF is the general partner of Bios Clinical Opportunity Fund and Bios 2024 Co-Invest (collectively, the “Bios Equity COF Entities”). Cavu Management is a general partner of Bios Equity I, Bios Equity II and Bios Equity III. Bios Management is a general partner of Bios Equity I, Bios Equity II, Bios Equity III and Bios Equity COF. Cavu Advisors, an entity controlled by Mr. Kreis, is the general partner of Cavu Management. Bios Advisors, an entity controlled by Dr. Fletcher, is the general partner of Bios Management. Due to the foregoing relationships, Bios Equity I, Bios Equity II, Bios Equity III, Bios Equity COF, Cavu Management, Bios Management, Cavu Advisors, Bios Advisors, Mr. Kreis and Dr. Fletcher may be deemed to have shared voting and/or dispositive power with respect to securities directly held by the Bios Equity I Entities, the Bios Equity II Entities, the Bios Equity III Entities and the Bios Equity COF Entities (collectively, the “Bios Equity Entities”). The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are part of a group within the meaning of Section 13(d) of the Act.

CUSIP No: 005083100	Page 30 of 43 Pages

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except for the following transactions, none of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any of their respective executive officers or directors, as applicable, has acquired or disposed of, any securities of the Issuer from the 60 days prior to the date hereof:

Reporting Person	Date of Transaction (Conversion)	Transaction	Number of Shares of Common Stock Acquired	Price
Aaron G.L. Fletcher	8/12/2024	Grant of Stock Option	15,000	N/A
Bios Clinical Opportunity Fund	8/14/2024	Automatic conversion of Convertible Note	884,427	N/A
Bios Clinical Opportunity Fund	8/14/2024	Purchase of Shares in IPO	375,000	$8.00 per share
Bios 2024 Co-Invest	8/14/2024	Purchase of Shares in IPO	125,000	$8.00 per share
Bios Fund I	8/14/2024	Automatic conversion of Series A Redeemable Convertible Preferred stock	525,797	N/A	(1)
Bios Fund I QP	8/14/2024	Automatic conversion of Series A Redeemable Convertible Preferred Stock	307,538	N/A	(1)
Bios Fund II	8/14/2024	Automatic conversion of Series B-1 Redeemable Convertible Preferred Stock	141,457	N/A	(1)
Bios Fund II	8/14/2024	Automatic conversion of Series B-2 Redeemable Convertible Preferred Stock	54,032	N/A	(1)
Bios Fund II	8/14/2024	Automatic conversion of Series B-3 Redeemable Convertible Preferred Stock	101,900	N/A	(1)

CUSIP No: 005083100	Page 31 of 43 Pages

Reporting Person	Date of Transaction (Conversion)	Transaction	Number of Shares of Common Stock Acquired	Price
Bios Fund II	8/14/2024	Automatic conversion of Series B Warrants	8,068	$5.27
Bios Fund II	8/14/2024	Withholding of shares to pay exercise price for automatic conversion of Series B Warrants	5,314	$8.00
Bios Fund II QP	8/14/2024	Automatic conversion of Series B-1 Redeemable Convertible Preferred Stock	462,073	N/A	(1)
Bios Fund II QP	8/14/2024	Automatic conversion of Series B-2 Redeemable Convertible Preferred Stock	176,499	N/A	(1)
Bios Fund II QP	8/14/2024	Automatic conversion of Series B-3 Redeemable Convertible Preferred Stock	332,867	N/A	(1)
Bios Fund II QP	8/14/2024	Automatic conversion of Series B Warrants	26,355	$5.27
Bios Fund II QP	8/14/2024	Withholding of shares to pay exercise price for automatic conversion of Series B Warrants	17,361	$8.00
Bios Fund II NT	8/14/2024	Automatic conversion of Series B-1 Redeemable Convertible Preferred Stock	61,857	N/A	(1)
Bios Fund II NT	8/14/2024	Automatic conversion of Series B-2 Redeemable Convertible Preferred Stock	23,628	N/A	(1)

CUSIP No: 005083100	Page 32 of 43 Pages

Reporting Person	Date of Transaction (Conversion)	Transaction	Number of Shares of Common Stock Acquired	Price
Bios Fund II NT	8/14/2024	Automatic conversion of Series B-3 Redeemable Convertible Preferred Stock	44,559	N/A	(1)
Bios Fund II NT	8/14/2024	Automatic conversion of Series B Warrants	3,528	$5.27
Bios Fund II NT	8/14/2024	Withholding of shares to pay exercise price for automatic conversion of Series B Warrants	2,324	$8.00
Bios Actuate Co-Invest I	8/14/2024	Automatic conversion of Series B-1 Redeemable Convertible Preferred Stock	153,702	N/A	(1)
Bios Actuate Co-Invest I	8/14/2024	Automatic conversion of Series B-2 Redeemable Convertible Preferred Stock	147,047	N/A	(1)
Bios Fund III	8/14/2024	Automatic conversion of Series B-4 Redeemable Convertible Preferred Stock	309,589	N/A	(1)
Bios Fund III	8/14/2024	Automatic conversion of Series C Redeemable Convertible Preferred Stock	74,202	N/A	(1)
Bios Fund III QP	8/14/2024	Automatic conversion of Series B-4 Redeemable Convertible Preferred Stock	2,022,029	N/A	(1)
Bios Fund III QP	8/14/2024	Automatic conversion of Series C Redeemable Convertible Preferred Stock	484,638	N/A	(1)

CUSIP No: 005083100	Page 33 of 43 Pages

Reporting Person	Date of Transaction (Conversion)	Transaction	Number of Shares of Common Stock Acquired	Price
Bios Fund III NT	8/14/2024	Automatic conversion of Series B-4 Redeemable Convertible Preferred Stock	326,547	N/A	(1)
Bios Fund III NT	8/14/2024	Automatic conversion of Series C Redeemable Convertible Preferred Stock	78,267	N/A	(1)
Bios Actuate Co-Invest II	8/14/2024	Automatic conversion of Series B-4 Redeemable Convertible Preferred Stock	2,094,650	N/A	(1)
Bios Actuate Co-Invest III	8/14/2024	Automatic conversion of Series C Redeemable Convertible Preferred Stock	573,394	N/A	(1)

(1) Each share of Series A, Series B-1, Series B-2, Series B-3, Series B-4 and Series C Redeemable Convertible Preferred Stock automatically converted into 0.555555 shares of common stock upon the closing of the Issuer's IPO.

(d)	To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Bios Equity Entities, Mr. Kreis and Dr. Fletcher have each entered into lock-up agreements (the “Lock-Up Agreements”) with the underwriters of the Issuer’s IPO, agreeing, subject to certain customary exceptions, not to directly or indirectly, sell, offer to sell, contract to sell, or grant any option for the sale (including without limitation any short sale), grant any security interest in, pledge, hypothecate, hedge, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder or otherwise dispose of or enter into any transaction which is designed to, or could be expected to, result in the disposition of any Shares owned either of record or beneficially by Bios Equity Entities, Mr. Kreis or Dr. Fletcher during the period from the date of the lock-up agreement continuing through the date that is 180 days after the effective date as defined in the underwriting agreement, dated August 12, 2024, between the Issuer and Titan Partners Group LLC (“Titan Partners”), except with the prior written consent of Titan Partners. The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the contents of the form Lock-Up Agreement, a copy of which is attached hereto as an exhibit and is incorporated herein by reference.

CUSIP No: 005083100	Page 34 of 43 Pages

Pursuant to an investor rights agreement with the Issuer (as amended, the “Investor Rights Agreement”), the Bios Equity Entities are entitled to certain registration rights, information rights and rights of first offer in favor of certain holders of the Issuer’s preferred stock with regard to certain issuances of the Issuer’s capital stock. The information rights and rights of first offer terminated immediately prior to the consummation of the Issuer’s IPO. The registration rights will terminate upon the earliest of (i) with respect to each covered stockholder, such date, on or after the Issuer’s IPO, on which such stockholder may immediately sell all of such stockholder’s registrable shares under Rule 144 during any three (3) month period and (ii) the third anniversary of the Issuer’s IPO. The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by the contents of the Investor Rights Agreement, which is incorporated herein by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1/A on July 23, 2024 (the “Registration Statement”).

The form of warrant for the Warrants is incorporated herein by reference to Exhibit 4.4 to the Registration Statement.

The form of stock option agreement for the BP Directors Options is incorporated herein by reference to Exhibit 10.1 to the Registration Statement. The form of stock option agreement for the Fletcher Options is incorporated herein by reference to Exhibit 10.13 to the Registration Statement.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) with respect to the joint filing of this Schedule 13D and any further amendment or amendments to the Schedule 13D. The foregoing description of the Joint Filing Agreement does not purport to be complete and is qualified in its entirety by the contents of the Joint Filing Agreement, a copy of which is attached hereto as an exhibit and is incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1	Form of Lock-Up Agreement
2	Fourth Amended and Restated Investors’ Rights Agreement, by and between the Registrant and certain of its stockholders, dated November 30, 2022 (Incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1/A filed on July 23, 2024)
3	Form of Second Amended and Restated Warrant (Series B Warrants) (Incorporated by reference to Exhibit 4.4 to the Issuer’s Registration Statement on Form S-1/A filed on July 23, 2024)
4	Actuate Therapeutics, Inc. 2015 Equity Incentive Plan, as amended, and form of grant agreements thereunder (Incorporated by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1/A filed on July 23, 2024)
5	Form of Stock Option Agreement under the Actuate Therapeutics, Inc. 2024 Stock Incentive Plan (Incorporated by reference to Exhibit 10.13 to the Issuer’s Registration Statement on Form S-1/A filed on July 23, 2024)
6	Joint Filing Agreement

CUSIP No: 005083100	Page 35 of 43 Pages

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2024

BIOS FUND I, LP

By:	Bios Equity Partners, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Daniel Schwarz
Daniel Schwarz, as attorney-in-fact

	By:	Bios Capital Management, LP,
its general partner

		By:	Bios Advisors GP, LLC,
its general partner

			By:	/s/ Daniel Schwarz
Daniel Schwarz, as attorney-in-fact

BIOS FUND I QP, LP

By:	Bios Equity Partners, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Daniel Schwarz
Daniel Schwarz, as attorney-in-fact

CUSIP No: 005083100	Page 36 of 43 Pages

	By:	Bios Capital Management, LP,
its general partner

		By:	Bios Advisors GP, LLC,
its general partner

			By:	/s/ Daniel Schwarz
Daniel Schwarz, as attorney-in-fact

BP DIRECTORS, LP

By:	Bios Equity Partners, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Daniel Schwarz
Daniel Schwarz, as attorney-in-fact

	By:	Bios Capital Management, LP,
its general partner

		By:	Bios Advisors GP, LLC,
its general partner

			By:	/s/ Daniel Schwarz
Daniel Schwarz, as attorney-in-fact

BIOS FUND II, LP

By:	Bios Equity Partners II, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Daniel Schwarz
Daniel Schwarz, as attorney-in-fact

CUSIP No: 005083100	Page 37 of 43 Pages

	By:	Bios Capital Management, LP,
its general partner

		By:	Bios Advisors GP, LLC,
its general partner

			By:	/s/ Daniel Schwarz
Daniel Schwarz, as attorney-in-fact

BIOS FUND II QP, LP

By:	Bios Equity Partners II, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Daniel Schwarz
Daniel Schwarz, as attorney-in-fact

	By:	Bios Capital Management, LP,
its general partner

		By:	Bios Advisors GP, LLC,
its general partner

			By:	/s/ Daniel Schwarz
Daniel Schwarz, as attorney-in-fact

BIOS FUND II NT, LP

By:	Bios Equity Partners II, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Daniel Schwarz
Daniel Schwarz, as attorney-in-fact

CUSIP No: 005083100	Page 38 of 43 Pages

	By:	Bios Capital Management, LP,
its general partner

		By:	Bios Advisors GP, LLC,
its general partner

			By:	/s/ Daniel Schwarz
Daniel Schwarz, as attorney-in-fact

BIOS FUND III, LP

By:	Bios Equity Partners III, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Daniel Schwarz
Daniel Schwarz, as attorney-in-fact

	By:	Bios Capital Management, LP,
its general partner

		By:	Bios Advisors GP, LLC,
its general partner

			By:	/s/ Daniel Schwarz
Daniel Schwarz, as attorney-in-fact

BIOS FUND III QP, LP

By:	Bios Equity Partners III, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Daniel Schwarz
Daniel Schwarz, as attorney-in-fact

CUSIP No: 005083100	Page 39 of 43 Pages

	By:	Bios Capital Management, LP,
its general partner

		By:	Bios Advisors GP, LLC,
its general partner

			By:	/s/ Daniel Schwarz
Daniel Schwarz, as attorney-in-fact

BIOS FUND III NT, LP

By:	Bios Equity Partners III, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Daniel Schwarz
Daniel Schwarz, as attorney-in-fact

	By:	Bios Capital Management, LP,
its general partner

		By:	Bios Advisors GP, LLC,
its general partner

			By:	/s/ Daniel Schwarz
Daniel Schwarz, as attorney-in-fact

BIOS ACTUATE CO-INVEST I, LP

By:	Bios Equity Partners II, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Daniel Schwarz
Daniel Schwarz, as attorney-in-fact

CUSIP No: 005083100	Page 40 of 43 Pages

	By:	Bios Capital Management, LP,
its general partner

		By:	Bios Advisors GP, LLC,
its general partner

			By:	/s/ Daniel Schwarz
Daniel Schwarz, as attorney-in-fact

BIOS ACTUATE CO-INVEST II, LP

By:	Bios Equity Partners III, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Daniel Schwarz
Daniel Schwarz, as attorney-in-fact

	By:	Bios Capital Management, LP,
its general partner

		By:	Bios Advisors GP, LLC,
its general partner

			By:	/s/ Daniel Schwarz
Daniel Schwarz, as attorney-in-fact

BIOS ACTUATE CO-INVEST III, LP

By:	Bios Equity Partners III, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Daniel Schwarz
Daniel Schwarz, as attorney-in-fact

CUSIP No: 005083100	Page 41 of 43 Pages

	By:	Bios Capital Management, LP,
its general partner

		By:	Bios Advisors GP, LLC,
its general partner

			By:	/s/ Daniel Schwarz
Daniel Schwarz, as attorney-in-fact

BIOS CLINICAL OPPORTUNITY FUND, LP

By:	Bios Equity COF, LP,
its general partner

	By:	Bios Capital Management, LP,
its general partner

		By:	Bios Advisors GP, LLC,
its general partner

			By:	/s/ Daniel Schwarz
Daniel Schwarz, as attorney-in-fact

BIOS 2024 CO-INVEST, LP

By:	Bios Equity COF, LP,
its general partner

	By:	Bios Capital Management, LP,
its general partner

		By:	Bios Advisors GP, LLC,
its general partner

			By:	/s/ Daniel Schwarz
Daniel Schwarz, as attorney-in-fact

BIOS EQUITY PARTNERS, LP

By:	Cavu Management, LP,
its general partner

	By:	Cavu Advisors, LLC,
its general partner

		By:	/s/ Daniel Schwarz
Daniel Schwarz, as attorney-in-fact

CUSIP No: 005083100	Page 42 of 43 Pages

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Daniel Schwarz
Daniel Schwarz, as attorney-in-fact

BIOS EQUITY PARTNERS II, LP

By:	Cavu Management, LP,
its general partner

	By:	Cavu Advisors, LLC,
its general partner

		By:	/s/ Daniel Schwarz
Daniel Schwarz, as attorney-in-fact

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Daniel Schwarz
Daniel Schwarz, as attorney-in-fact

BIOS EQUITY PARTNERS III, LP

By:	Cavu Management, LP,
its general partner

	By:	Cavu Advisors, LLC,
its general partner

		By:	/s/ Daniel Schwarz
Daniel Schwarz, as attorney-in-fact

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Daniel Schwarz
Daniel Schwarz, as attorney-in-fact

CUSIP No: 005083100	Page 43 of 43 Pages

BIOS EQUITY COF, LP

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Daniel Schwarz
Daniel Schwarz, as attorney-in-fact

CAVU MANAGEMENT, LP

By:		Cavu Advisors, LLC,
its general partner

	By:	/s/ Daniel Schwarz
Daniel Schwarz, as attorney-in-fact

BIOS CAPITAL MANAGEMENT, LP

By:		Bios Advisors GP, LLC
its general partner

	By:	/s/ Daniel Schwarz
Daniel Schwarz, as attorney-in-fact

CAVU ADVISORS, LLC

By:		/s/ Daniel Schwarz
Daniel Schwarz, as attorney-in-fact

BIOS ADVISORS GP, LLC

By:		/s/ Daniel Schwarz
Daniel Schwarz, as attorney-in-fact

LESLIE WAYNE KREIS, JR.

By:		/s/ Daniel Schwarz
Daniel Schwarz, as attorney-in-fact

AARON GLENN LOUIS FLETCHER

By:		/s/ Daniel Schwarz
Daniel Schwarz, as attorney-in-fact